UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month November 2019

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated November 20, 2019	1

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Grifols,S.A. Avinguda de Ia Generalitat 152-158 08174 Sant Cugat del Valles Barcelona - ESPANA Tel. [34] 935 710 500 Fax [34]935 710 267 www.grifols.com GRIFOLS RELEVANT EVENT GRIFOLS, S.A. PAYMENT OF INTERIM DIVIDEND ON ACCOUNT OF 2019 PROFIT In accordance with the resolution passed at the Board of Directors of Grifols, S.A. held on 25 October and communicated in the Relevant Event dated 31 October 2019,we inform about the distribution of an interim dividend on account of the profit of the current fiscal year. Payment date: 4 December 2019 Ex date: 2 December 2019 ISIN Code: Class A shares: ES0171996087 Class B shares: ES0171996095 Share name: Grifols, S.A. Number of shares representing the share capital: 687,554,908 Class A shares: 426,129,798 Class B shares: 261,425,110 Nominal value: Class A shares: € 0.25 Class B shares: € 0.05 Treasury shares: Class A shares: 0 Class B shares:3,415,052 Totaldividend amount: € 136,827,971.20 Gross amount per share (After deduction of treasury shares): € 0.20 Withholding tax per share 19% (**): € 0.038 Net amount per share: € 0.162 (**) Applicable percentage of withholding tax, with general character, without prejudice of the situations in which withholding tax is not applicable or lower, according to the nature, condition or residence for tax purposes of the recipient, in accordance to what is stated in the current regulation of the Personal income tax, Corporate income tax and Non-residents' income tax. The dividend amount shall be paid as per prevailing regulations for depositary security entities, using the means provided by lberclear for said entities. To that end, the payment agency appointed is BBVA. In Barcelona, on 20 November 2019 Mrs. Nuria Martin Barnes Secretary to the Board of Directors ::=--tSOloi001"'200C OHSAI 110012007 •. [!] • [!] •. 1 • _.....UN4:11m 1011011011711 (. & ruv.........,

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  November 20, 2019

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